As filed with the Securities and Exchange Commission on December 23, 2011	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
_____________
BG GROUP PLC
(Exact name of issuer of deposited securities as specified in its charter)
_____________
Not Applicable
(Translation of issuer’s name into English)
_____________
England and Wales
(Jurisdiction of incorporation or organization of issuer)
____________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
United States
Tel: (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_____________
Jason Klein
BG US Services, Inc.
BG Group Place
811 Main Street, Suite 3400
Houston, Texas 77002
United States
Tel: (713) 599 4000
(Address, including zip code, and telephone number, including area code, of agent for service)
_______________________________
Copies to:
William A. Plapinger Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom Tel: (44) 20 7959-8525	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom Tel: (44) 20 7532-1400
_______________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒
_______________________________
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing the right to receive five ordinary shares of BG Group plc	100,000,000 American Depositary Shares	$0.05	$5,000,000	$580.50
1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph
2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center
Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner
	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Paragraph (5)
	(iii)	The procedure for collecting and distributing dividends	Face of Receipt, Paragraphs (4) and (6), Reverse of Receipt, Paragraph (1)
	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Reverse of Receipt, Paragraphs (4), (5) and (7)
	(v)	The sale or exercise of rights	Face of Receipt, Paragraphs (4) and (6), Reverse of Receipt, Paragraph (2)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt, Paragraphs (4) and (6) Reverse of Receipt, Paragraphs (1) and (6)
	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Paragraphs (12) and (13)
	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Reverse of Receipt, Paragraph (7)
	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt, Paragraphs (2), (4), (6), and (10)
	(x)	Limitation on the depositary’s liability	Reverse of Receipt, Paragraph (10)
3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt, Paragraph (6)

Item 2. AVAILABLE INFORMATION

Required Information		Location in Form of Receipt Filed Herewith as Prospectus
(b)	Periodic reporting requirements and certain reports filed with the Commission	Reverse of Receipt, Paragraph (7)

BG Group plc publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (http://www.bg-group.com) or through an electronic information delivery system generally available to the public in its primary trading market. Should the Company become subject to the periodic reporting or other informational requirements under the Exchange Act, it will be required in accordance therewith to file reports and other information with the Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Not applicable.

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 23, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts for ordinary shares of BG Group plc. Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Christopher Konopelko
	Name: Title:	Christopher Konopelko Vice President

By:	/s/ Laura Bonner
	Name: Title:	Laura Bonner Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

BG Group plc

By:	/s/ Fabio Barbosa
	Name: Title:	Fabio Barbosa Chief Financial Officer and Executive Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Fabio Barbosa his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-6 has been signed by the following persons in the following capacities on December 23, 2011.

Signature	Title
/s/ Sir Robert Wilson	Chairman
Name: Sir Robert Wilson /s/ Sir Frank Chapman	Chief Executive Officer and Executive Director (Principal Executive Officer)
Name: Sir Frank Chapman /s/ Martin Houston	Chief Operating Officer and Executive Director
Name: Martin Houston /s/ Fabio Barbosa	Chief Financial Officer and Executive Director (Principal Accounting and Financial Officer)
Name: Fabio Barbosa /s/ Christopher Finlayson	Executive Director and Managing Director, BG Advance
Name: Christopher Finlayson /s/ Baroness Hogg	Senior Independent Director
Name: Baroness Hogg /s/ Peter Backhouse	Non-Executive Director
Name: Peter Backhouse /s/ Andrew Gould	Non-Executive Director
Name: Andrew Gould /s/ Dr. John Hood	Non-Executive Director
Name: Dr. John Hood /s/ Caio Koch-Weser	Non-Executive Director
Name: Caio Koch-Weser /s/ Sir David Manning	Non-Executive Director
Name: Sir David Manning

/s/ Mark Seligman	Non-Executive Director
Name: Mark Seligman /s/ Patrick Thomas	Non-Executive Director
Name: Patrick Thomas /s/ Philippe Varin	Non-Executive Director
Name: Philippe Varin /s/ Jason Klein	Authorized Representative in the United States
Name: Jason Klein

Index to Exhibits

Exhibit	Document
(a)	Form of Deposit Agreement
(d)	Opinion of White & Case LLP, counsel to the Depositary